UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

          (Mark One)

☐	(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from______________to____________

Commission file number 0-27058

PAREXEL International Corporation 401(k) Retirement Savings Plan
(Full Title of the Plan)

PAREXEL International Corporation

195 West Street
Waltham, MA 02451
(Name of Issuer of the Securities Held Pursuant to the
Plan and the Address of its Principal Executive Offices)

PAREXEL International Corporation 401(k) Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Year Ended December 31, 2003

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
PAREXEL International Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of PAREXEL International Corporation 401(k) Retirement Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Fidelity Management Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2002 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of December 31, 2002. The form and content of the information included in the 2002 financial statements, other than that derived from the information certified by the trustee have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2003, was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements for the year ended December 31, 2003 and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

Boston, Massachusetts
September 24, 2004

PAREXEL International Corporation 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value:
Fidelity Magellan Fund	$12,931,090	$9,660,569
Fidelity Blue Chip Growth Fund	9,847,135	6,724,004
Fidelity Contrafund	8,093,957	5,745,944
Fidelity Fund	7,758,204	5,733,110
Fidelity Diversified International Fund	5,669,103	3,297,632
Fidelity Asset Manager Portfolio	4,776,886	3,847,264
Fidelity Retirement Money Market Portfolio	4,547,873	4,024,127
Fidelity Intermediate Bond Fund	4,058,066	3,638,853
Fidelity Balanced Fund	1,741,414	749,585
Fidelity Freedom 2030 Fund	615,324	145,222
Fidelity Freedom 2020 Fund	517,398	147,083
Fidelity Freedom 2010 Fund	492,341	185,688
Fidelity Low-Priced Stock Fund	347,110	—
Fidelity Freedom 2040 Fund	293,296	76,629
Fidelity Freedom Income Fund	240,645	93,431
Oakmark Fund	180,596	—
Fidelity Freedom 2000 Fund	126,167	53,717
Fidelity Small Cap Stock Fund	97,075	—
Artisan Mid Cap Fund	64,657	—
PAREXEL International Stock Fund	46,574	—
Participants’ loans	871,327	635,655

Total investments	63,316,238	44,758,513
	64,187,565	45,394,168
Receivables:
Participants’ contributions	260,938	250,677
Employer contribution	—	80,591

Total receivables	260,938	331,268

Net assets available for benefits	$63,577,176	$45,089,781

See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions
Contributions:
Participants	$8,465,177
Employer	2,285,247
Rollovers	1,417,926

12,168,350
Net appreciation in fair value of mutual funds	10,231,892
Dividends and interest income	780,459
Transfer from F.W. Pharma Services (Americas) Ltd. 401(k) Plan (Note 1)	93,126

Total additions	23,273,827
Deductions
Benefits paid directly to participants	4,711,015
Administrative expenses	75,417

Total deductions	4,786,432

Net increase	18,487,395
Net assets at beginning of year	45,089,781

Net assets available for benefits at end of year	$63,577,176

See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the PAREXEL International Corporation (the Company) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) profit sharing plan established effective January 1, 1988. It is subject to the provisions of the Internal Revenue Code of 1986, as amended, (the Code) and the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan covers all full-time, part-time, and temporary employees of the Company who are age 21 or older.

Effective July 1, 2003, the F.W. Pharma Services (Americas) Ltd. 401(k) Plan was merged into the Plan. Total plan assets transferred in amounted to $93,126.

Effective October 1, 2003, the Company’s common stock is a permitted investment option for participants.

Contributions

Participants may contribute up to 60% of their annual compensation (effective April 15, 2003), as defined and including cash bonuses, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions to other qualified defined benefit or defined contribution plans.

The Company matches an amount equal to 100% of the first 3% of compensation contributed by each participant, not to exceed $3,000 per participant per annum. In addition, the Company may make a discretionary contribution to be allocated to eligible participants in the ratio that each eligible participant’s compensation bears to the total compensation paid to all eligible participants for the plan year. During the plan year ended December 31, 2003, no discretionary contribution was made to the Plan by the Company.

Participant Accounts

Participant accounts are maintained by an independent recordkeeper, Fidelity Retirement Investment Services. Each participant’s account is credited with the participant’s contributions, Company matching contributions, an allocation of Plan earnings, and is charged with an allocation of administrative expenses, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service. Each participant vests in 20% increments for each of the first five years of credited service, as defined.

Forfeitures of terminated participants’ nonvested accounts can be used to reduce future Company contributions to the Plan. During the year ended December 31, 2003, forfeitures used to offset Company contributions amounted to $429,879. At December 31, 2003 and 2002, forfeited nonvested amounts available to offset future Company contributions amounted to $266,054 and $60,926, respectively.

Participant Loans

A participant may borrow from his or her account an amount at a minimum of $1,000, but not to exceed the lesser of $50,000 or 50% of his or her vested account balance. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local market rates for similar loans. Loans must be repaid within five years, unless the loan is for the purchase of a primary residence, in which case it is repayable in ten years. Principal and interest are paid ratably through payroll deductions.

Benefits

A participant’s account is payable in a lump-sum amount equal to the vested value of his or her account upon termination of service, retirement or early retirement, if elected, death, permanent or total disability, or age 59 1/2. In-service withdrawals may be made in the event of a financial hardship, yet will result in the suspension of all contributions for 12 months.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued based upon quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

Security transactions are accounted for on trade-date basis and realized gains and losses on investments are calculated as the difference between the cost of the investment shares sold and the market value of the shares sold. The net appreciation (depreciation) in the fair value of investments reported in the statement of changes in net assets available for benefits includes realized and unrealized gains and losses on investments. Investment income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

All Plan expenses are paid by the Company, except those relating to recordkeeping fees and participant loans, which are allocated to the individual participants’ accounts.

3. Information Certified by the Trustee

All investment information disclosed in the accompanying financial statements, including investments held at December 31, 2002, was obtained or derived from information supplied to the Plan administrator and certified as complete and accurate by the trustee.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

4. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS), dated December 5, 2001, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

PAREXEL International Corporation 401(k) Retirement Savings Plan

EIN No. 04-2776269 Plan No. 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

	Description of Investment,
	Including Maturity Date,
Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Current
Lessor, or Similar Party	Par or Maturity Value	Value
*Fidelity Magellan Fund	132,301 shares	$12,931,090
*Fidelity Blue Chip Growth Fund	248,477 shares	9,847,135
*Fidelity Contrafund	164,011 shares	8,093,957
*Fidelity Fund	276,289 shares	7,758,204
*Fidelity Diversified International Fund	235,037 shares	5,669,103
*Fidelity Asset Manager Portfolio	303,102 shares	4,776,886
*Fidelity Retirement Money Market Portfolio	4,547,873 shares	4,547,873
*Fidelity Intermediate Bond Fund	380,682 shares	4,058,066
*Fidelity Balanced Fund	103,965 shares	1,741,414
*Fidelity Freedom 2030 Fund	47,515 shares	615,324
*Fidelity Freedom 2020 Fund	39,739 shares	517,398
*Fidelity Freedom 2010 Fund	37,814 shares	492,341
*Fidelity Low-Priced Stock Fund	9,923 shares	347,110
*Fidelity Freedom 2040 Fund	38,796 shares	293,296
*Fidelity Freedom Income Fund	21,699 shares	240,645
Oakmark Fund	4,811 shares	180,596
*Fidelity Freedom 2000 Fund	10,710 shares	126,167
*Fidelity Small Cap Stock Fund	5,677 shares	97,075
Artisan Mid Cap Fund	2,508 shares	64,657
*PAREXEL International Stock Fund	2,864 shares	46,574
*Participant loans	5% to 10%	871,327

Total investments		$63,316,238

*Indicates party-in-interest to the Plan.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the PAREXEL International Corporation 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Date: December 10, 2004	By:	/s/ Michael Brandt
Michael Brandt
Vice President, Human Resources

Index to Exhibits

Exhibit No.
23	Consent of Independent Auditors